Exhibit 99.1
Linktone Ltd.
5/F, Eastern Tower
No. 689 Beijing Dong Road
Shanghai, 200001, People’s Republic of China
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held on August 7, 2006
     NOTICE IS HEREBY GIVEN that the extraordinary general meeting of shareholders of Linktone Ltd. will be held on August 7, 2006 at 10:00 a.m., Shanghai time, at our principal executive offices at 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001, the People’s Republic of China, for the following purposes:
1.	To authorize our company’s board of directors, in its discretion, to cause our company to repurchase ordinary shares or American Depositary Shares representing ordinary shares of the company from time to time and at any time through open-market transactions in the aggregate amount of up to US$20,000,000, at such prices and on such terms as determined by the board of directors, out of funds legally available therefore and subject to applicable law.

2.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.
     The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on June 30, 2006 are entitled to vote at the extraordinary general meeting.

FOR THE BOARD OF DIRECTORS

Michael Guangxin Li Chief Executive Officer
Shanghai, China
July 7, 2006

LINKTONE LTD.
PROXY STATEMENT
General
     We are soliciting the enclosed proxy on behalf of our board of directors for use at the extraordinary general meeting of shareholders to be held on August 7, 2006 at 10:00 a.m., Shanghai time, or at any adjournment or postponement thereof. The extraordinary general meeting will be held at our principal executive offices at 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001, the People’s Republic of China.
     This proxy statement and the form of proxy are first being mailed to shareholders on or about July 7, 2006.
Revocability of Proxies
     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Colin Sung, our Chief Financial Officer, if you hold our ordinary shares, or to The Bank of New York, if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.
Record Date, Share Ownership and Quorum
     Shareholders of record at the close of business on June 30, 2006 are entitled to vote at the extraordinary general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of May 31, 2006, 265,856,840 of our ordinary shares, par value US$0.0001 per share, were issued and outstanding, of which approximately 246,400,000 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of the issued ordinary shares entitled to vote at the meeting will constitute a quorum.
Voting and Solicitation
     Each share outstanding on the record date is entitled to one vote. Voting at the extraordinary general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.
     The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares
     When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” proposal 1, and in the proxy holder’s discretion as to other matters that may properly come before the extraordinary general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.
Voting by Holders of American Depositary Shares
     The Bank of New York, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of extraordinary general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all of the shares represented by the ADSs, only The Bank of New York may vote those shares at the extraordinary general meeting.
     The Bank of New York and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the extraordinary general meeting, there may be nothing you can do.
     If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by The Bank of New York from a holder of ADSs by August 1, 2006 at 10:00 a.m., New York time, The Bank of New York will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the extraordinary general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

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PROPOSAL 1
AUTHORIZATION OF THE BOARD OF DIRECTORS TO CAUSE OUR COMPANY
TO REPURCHASE OUR SHARES
     At the extraordinary general meeting, shareholders are requested to authorize our board of directors, in its discretion, to cause us to repurchase our ordinary shares or American Depositary Shares representing ordinary shares from time to time and at any time through open-market transactions in the aggregate amount of up to US$20,000,000, at such prices and on such terms as determined by the board of directors, out of funds legally available therefore and subject to applicable law. No such share repurchase shall be implemented, however, for the purpose of materially reducing the liquidity of our securities on the Nasdaq National Market or of engaging in a “going private” transaction.
     If this proposal is approved, our board of directors currently intends to implement a share repurchase program over the next approximately 12 to 18 months in a manner consistent with market conditions, our company’s corporate strategy and the interests of our shareholders. However, our board of directors would not be required to implement any such repurchase program. At this time, our board of directors believes that the most likely purposes for implementing a share repurchase program would be to take advantage of what it considers to be undervaluation of our shares in the financial marketplace and to use excess cash balances. Such a program may, nonetheless, be implemented for any other purpose deemed appropriate by our board, including, without limitation, to provide consideration in the context of an acquisition, an exchange of our shares or the issuance of our shares upon the exercise of stock options.
     Our board of directors would have sole responsibility for determining the price and terms of any repurchase, the amount of the repurchase and its timing. We may employ brokers and other parties from time to time to assist us in effecting any share repurchases. Any of our ordinary shares or American Depositary Shares which are repurchased would be cancelled and would be returned to the pool of authorized but unissued shares.
     We and our board of directors fully intend to comply with all applicable U.S. laws, laws of the People’s Republic of China and other laws in connection with any repurchases we may make. If this proposal is approved, the shareholders’ authorization will remain valid until our shareholders adopt a new resolution which expressly modifies or terminates the effect of this authorization.
     The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the extraordinary general meeting will be required to approve this proposal 1.
THE BOARD RECOMMENDS A VOTE FOR THE
AUTHORIZATION OF THE BOARD OF DIRECTORS TO CAUSE OUR COMPANY
TO REPURCHASE OUR SHARES.

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OTHER MATTERS
     We know of no other matters to be submitted to the extraordinary general meeting. If any other matters properly come before the extraordinary general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Michael Guangxin Li
Chief Executive Officer
Dated: July 7, 2006

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